N E W S R E L E A S E

August 11, 2006

SECOND QUARTER FINANCIAL RESULTS

Nevsun Resources Ltd. (NSU-TSX and AMEX) (“Nevsun”) announces its results for the second quarter. A brief summary follows.

The Company has completed the commissioning of the Tabakoto mine in Mali. Nevsun assumed responsibility for the final build of the Tabakoto project and commenced commissioning in February. First gold pour was in early April and first gold shipment was in mid May, shortly before the official opening with Mali’s President Amadou Toumani Touré and other senior ministers of Mali. During Q2 the Company poured 10,350 ounces.  The anticipated rate of life of mine production is approximately 100,000 ounces per year over 9 years.

The Bisha feasibility study is scheduled for completion by AMEC before the end of Q3 2006 and environmental work continues under the direction of AMEC.

Nevsun’s cash position at June 30, 2006 was approximately US$8.8 million. The loss for the quarter was US$4.9 million as compared to US$2.7 million for Q2 2005; the increase in loss is as a result of the commencement of amortization of mine related capital costs and implementing a new accounting standard related to mine stripping costs, offset by reduced exploration activity while the Company advances the feasibility study for Bisha.

Complete details of the June 30, 2006 interim financial statements and Management's Discussion and Analysis can be found on the Nevsun website at www.nevsun.com as well as on Sedar at www.sedar.com and EDGAR at http://www.sec.gov/edgar/searchedgar/webusers.htm.

Forward Looking Statements: The above contains forward-looking statements concerning anticipated developments on the Company’s mineral properties in Mali and Eritrea and in the Company’s other operations; planned development activities; the adequacy of the Company’s financial resources; financial projections, including, but not limited to, estimates of operating costs, processing rates, life of mine, metal prices, exchange rates, reclamation costs, net present value and internal rates of return; and other events or conditions that may occur in the future.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Information concerning the interpretation of drill results and mineral resource and reserve estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. “John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer NSU06-22.doc	For further information, Contact: Judy Baker (604) 623-4704 or (416) 786-7860 or 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com